Exhibit 99.1

PRESS RELEASE

WiLAN Enters into Patent Agreement with Panasonic

New WiLAN subsidiary to license and manage over 900 Panasonic Patents

OTTAWA, Canada – December 16, 2013 – Wi-LAN Inc. (“WiLAN”) (TSX:WIN) (NASD:WILN) has entered into a patent assignment agreement with Panasonic Corporation (“Panasonic”) (TSE:6752) under which Panasonic will assign to Collabo Innovations Inc., a new WiLAN subsidiary, certain patents from Panasonic Automotive & Industrial Systems Co., one of Panasonic’s internal companies.

As part of the agreement, Panasonic will transfer over 900 patents and applications to the new WiLAN subsidiary relating to a broad range of technologies in the field of semiconductor devices (“the Semiconductor Portfolio”), which are part of semiconductor patents that Panasonic owns. WiLAN believes the Semiconductor Portfolio has current applicability to a wide range of products including CMOS image sensors, microcontrollers and semiconductors used in optical drives.

“This broad transaction with Panasonic, one of the largest electronics companies in the world, is a very important new area of focus for our business. We believe that through tighter business relationships with licensees and partners, we can provide more value to our licensees and develop new sources of revenues for our shareholders,” said Jim Skippen, President & CEO. “Given Panasonic’s almost one hundred year history as a leader in research and product development, we are very excited to have this opportunity to help them obtain better returns on their R&D investments.”

“Panasonic Corporation has over 140,000 patents worldwide and has stated a clear intention to improve the monetization and management of their intellectual property assets,” said Shoji Matsumoto, Associate Vice-President, Strategic Alliances. “We believe that WiLAN’s history of product development, continuing investment in technology research and successful and professional approach to licensing makes us an ideal partner to help Panasonic achieve their monetization and management goals in this transaction.”

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PRESS RELEASE

About WiLAN

WiLAN, founded in 1992, is a leading technology innovation and licensing company. WiLAN has licensed its intellectual property to over 275 companies worldwide. Inventions in our portfolio have been licensed by companies that manufacture or sell a wide range of communication and consumer electronics products including 3G and 4G handsets, Wi-Fi-enabled laptops, Wi-Fi and broadband routers, xDSL infrastructure equipment, cellular base stations and digital TV receivers. WiLAN has a large and growing portfolio of more than 3,000 issued or pending patents. For more information: www.wilan.com.

Forward-looking Information

This news release contains forward-looking statements and forward-looking information within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and other United States and Canadian securities laws. The phrases “will assign”, “will transfer”, “believes”, “we believe”, “can provide”, “develop new”, “to help”, “this opportunity”, “obtain better returns”, “to improve”, “help Panasonic achieve” and similar terms and phrases are intended to identify these forward-looking statements. Forward-looking statements and forward-looking information are based on estimates and assumptions made by WiLAN in light of its experience and its perception of historical trends, current conditions and expected future developments, as well as other factors that WiLAN believes are appropriate in the circumstances. Many factors could cause WiLAN's actual performance or achievements to differ materially from those expressed or implied by the forward-looking statements or forward-looking information. Such factors include, without limitation, the risks described in WiLAN’s March 7, 2013 annual information form for the year ended December 31, 2012 (the “AIF”). Copies of the AIF may be obtained at www.sedar.com or www.sec.gov. WiLAN recommends that readers review and consider all of these risk factors and notes that readers should not place undue reliance on any of WiLAN's forward-looking statements. WiLAN has no intention and undertakes no obligation to update or revise any forward-looking statements or forward-looking information, whether as a result of new information, future events or otherwise, except as required by law.

All trademarks and brands mentioned in this release are the property of their respective owners.

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For Media or Investor inquiries, please contact:

Tyler Burns

Director, Investor Relations

O: 613.688.4330

C: 613.697.0367

E: tburns@wilan.com

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